Exhibit (a)(1)(L)

Distribution date: August [x], 2010

Distributed by:  SOS

From: generalequity@textron.com

Subject: FINAL Option Exchange Confirmation

Dear [NAME],

Your Textron Option Exchange Program final elections as of July 30, 2010 are recorded as follows; we strongly urge you to print this page and keep it for your records.

Eligible Grant						New Grant
Grant Number	Type	Grant Date	Strike Price	Eligible Options Outstanding	Exchange Ratio	Type	New Grant Date	Strike Price	New Options	Election to exchange entire eligible option grant

The exchange ratios, number of new options, and new option strike prices shown above reflect your final election as of the close of the Option Exchange Program.  You will receive grant documentation for your new options in August/September, 2010.

If you have any questions, please contact Nate Walker at 401-457-3570 or send an email to generalequity@textron.com.